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                                                                    EXHIBIT 99.2

                              [LOGO]

                                                                October 30, 1997

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders of PerSeptive Biosystems, Inc., which will be held on December 4, 1997, at 9:00 a.m., local time, at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, 20th Floor, Boston, Massachusetts 02110.

    At the Special Meeting, holders of shares of Common Stock, par value $0.01 per share, of PerSeptive will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger among The Perkin-Elmer Corporation, a subsidiary of Perkin-Elmer, and PerSeptive, with respect to the merger of the Perkin-Elmer subsidiary with and into PerSeptive, as provided for in the merger agreement. In the merger, each outstanding share of PerSeptive's common stock will be converted into the right to receive shares of common stock, par value $1.00 per share, of Perkin-Elmer, at an exchange ratio obtained by dividing $13.00 by the average of the closing sale prices per share of Perkin-Elmer's common stock on the New York Stock Exchange Composite Transactions Tape on each of the 20 consecutive trading days immediately preceding the second trading day prior to the effective time of the merger, rounded to the nearest 1/10,000th, provided that such exchange ratio will not be less than 0.1486 nor more than 0.1926. As a result of the merger, PerSeptive will become a wholly-owned subsidiary of Perkin-Elmer. PerSeptive stockholders will receive cash in lieu of any fractional shares which would otherwise be issued in the merger.

    You should read carefully the accompanying Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus for details of the merger and additional related information.

    THE BOARD OF DIRECTORS OF PERSEPTIVE HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF PERSEPTIVE AND ITS STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS OF PERSEPTIVE VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    I look forward to meeting with those stockholders who are able to be present at the special meeting; however, whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. If you attend the special meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

    Please do not send your stock certificates with your proxy card. If the merger agreement is approved and adopted by the PerSeptive stockholders and the merger is consummated, you will receive a transmittal form and instructions for the surrender and exchange of your shares.

    Thank you for your cooperation.

                                   Sincerely,

                                   /s/ Noubar B. Afeyan

                                   Noubar B. Afeyan
                                   Chief Executive Officer and
                                   Chairman of the Board of
                                   Directors